UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2007

Date of Report (Date of Earliest Event Reported)

_____________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

_____________________

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

______________________________________________________________________

The following material or relevant event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following resolutions were adopted at the Regular Board of Directors Meeting held April 24, 2007:

1.

Mr. Juan Claro was ratified in his position of Chairman of the Board of the Company.

2.

Mr. Salvador Said Somavía was appointed new Vice-Chairman of the Board of the Company.

3.

The Executive Committee was elected, comprised of regular directors José Antonio Garcés Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavía.

This Committee is also comprised, by virtue of office, by Mr. Juan Claro González, Chairman of the Board, and Mr. Jaime García Rioseco, Chief Executive Officer of the Company.

4.

The current composition of the Article 50-bis Directors Committee (pursuant to the Companies Law) was ratified, which will continue to be comprised of Regular Directors Juan Claro González, José Antonio Garcés Silva and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

5.

The current composition of the Audit Committee under U.S. the Sarbanes–Oxley Act was ratified, which will continue to be comprised of regular directors Juan Claro González, José Antonio Garcés Silva and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

6.

Mr. Pedro Pellegrini Ripamonti, Corporate Legal Manager, was appointed representative or  person authorized to receive notifications in absence of Mr. Renato Ramírez Fernández, General Manager.

Santiago, April 25, 2007

Pedro Pellegrini Ripamonti

Corporate Legal Manager

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, May 10, 2007